SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

New composition of the Statutory Audit Committee

Rio de Janeiro, May 4th, 2016 – Petróleo Brasileiro S.A. – Petrobras hereby informs that the Board of Directors has approved the composition of the Statutory Audit Committee with the appointment of the Directors Walter Mendes de Oliveira Filho, Jerônimo Antunes and Durval José Soledade Santos.

The Board of Directors also approved the appointment of the Director Walter Mendes de Oliveira Filho as the Chairman.

Find below the curriculum of the appointed candidates.

Walter Mendes de Oliveira Filho, Brazilian, economist. Since September 2014, he has held the position of Executive Director of the Committee of Mergers and Acquisitions – CAF, a selfregulation entity of the BM&FBovespa, ANBIMA, AMEC and IBGC. Previously, he was a partner and asset manager at Cultinvest Asset Management Ltda., an asset management firm, where he managed equity and fixed income (2010/2014). Before that, he was an Equity Superintendent, responsible for managing funds and stock portfolios distributed to clients of Banco Itaú-Unibanco S.A. (2003/2010). He was Investment Officer for Latin America, being responsible for managing equity funds in Latin America and the portion of these shares in Emerging Market of Schroder Investment Management PLC- London, a London-based investment management company (2000/2003); CEO responsible for opening the office of Schroders Investment Management Brasil, the Brazilian branch of Schroder Investment Management PLC- London, in 1994, recruiting the research and management team and creating the asset management business for local institutional clients in 1999 (1994/1999). Between 1978/1993, he held the following positions at the Unibanco S.A. financial institution: Investment Research Supervisor (1987/1993); Head of Industry Research (1983/1987) and Investment Analyst (1978/1983). Founding Director of the Brazilian Association of Capital Market Investors – AMEC, a capital market association, in 2006, and its Chairman between 2009 and 2011. Member of the Oversight Board of Investment Analysts, an oversight board (2011/current) and member of the Advisory Board (2005/2007) of the Association of Capital Market Analysts and Professionals – APIMEC.

Jerônimo Antunes, Brazilian, an accountant. He graduated in Accounting and Business Administration and has a masters and a Ph.D. in Controlling and Accounting from FEA-USP. He currently holds the positions of (i) Professor-Doctor of the undergraduate course in accounting from FEA/USP; (ii) independent member of the Board of Directors and a Coordinator at the Auditing Committee for the Basic Sanitation Utility Company of the State of Sao Paulo - Sabesp, a publicly held company listed on the NYSE, in the field of water treatment and distribution; (iii) Board member of Petrobras Distribuidora; (iv) Professor of several MBA courses and specialization in accounting, auditing, finance and business management courses at FIPECAFI-USP, FIA-USP, UFC and other higher education institutions. He served as an independent Auditor of large, medium and small businesses for more than 30 years. He is still contracted as an Expert-Accountant and as a Technical Assistant Expert-Accountant in several disputes at Arbitrations and Mediation Chambers of CIESP FIESP, OAB, the Brazil-Canada Chamber of Commerce and the Judiciary Branch since 2005.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Durval José Soledade Santos, Brazilian, a lawyer. He graduated in Law from the Federal Fluminense University (1970/74). He has an Executive MBA from COPPE/UFRJ and has a post graduate degree in Development Economics from PUC/BNDES and Corporate Law from Cândido Mendes University. He worked at BNDES between 1973 and 2008 in the following capacities: Chief of Staff of the Presidency, Administration Areas Superintendent, Capital Markets and Special Operations, Judicial Superintendent of the BNDESPAR, Legal Adviser of FINAME, Director of Legal Affairs and Operations at BNDESPAR. At CVM, he was the Director for two administrations and General Superintendent. He worked in state-owned companies, occupying the position of Vice President Director of Finance and Corporate Affairs and Superintendent Director at BANERJ Bank. He was also the Vice-President of DIVERJ- in Rio de Janeiro S.A. Currently he sits in the Lawyers Council of the Bar Association of Brazil (OAB), Rio de Janeiro Section. He was part of the Capital Market Councils (Bovespa, IBMEC and SOMA) and on advisory boards (FINEP, PACTI and Brazil Private Equity, the Guarantor Bank- Banco Garantia). He currently sits in the following boards of Directors: LOGZ-Logistics Brazil Inc (Vice President), PORTINVEST-Participations Inc, TGSC-bulk Terminal in Santa Catarina, Porto Novo INC (President), SATI RJ Participations INC (President). Previously, in Forjas Taurus INC, he served as a Board member of the Enterprise Governance Committee; and at Odebrecht Agroindustrial Inc as a member of the Financial and Investment Committee. He is currently the Chairman of the Fiscal Council of Cultura Inglesa Inc. He is also a guest Professor at the LLMDS Course, the FGV Law School in Rio de Janeiro and a Professor of Corporate Law promoted by the OAB/RJ Capital Market Committee. He also acts as Vice Chairman of the Independent Investigation Committee at ELETROBRÁS.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.